Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s Investor Release, dated July 30, 2013, regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

A. Spin-Merge of Transmission Business

In December 2011, the Entergy and ITC boards of directors approved a definitive agreement under which Entergy will spin off and then merge its electric transmission business with a subsidiary of ITC. The transaction is targeted to close in 2013 and is subject to the satisfaction of certain closing conditions including retail regulatory approvals. Key transaction approvals from ITC shareholders, FERC and the NRC, as well as a private letter ruling from the IRS confirming the tax-free nature of the transaction structure were received in second quarter 2013. Approvals by the Utility operating companies’ retail regulators and the Missouri PSC remain pending. After careful consideration of the input from parties in the retail regulatory proceedings, the Utility operating companies and ITC have proposed a rate mitigation plan.

Appendix A provides a summary of certain pending activities and events.

Appendix A: Regulatory Summary Table for Spin-Merge of Transmission Business (see Appendix F for definitions of certain abbreviations or acronyms)
Proceeding	Pending Activities / Events
Retail Regulators

Recent Activity: To address concerns raised by stakeholders in the retail regulatory proceedings regarding increased customer costs, the Utility operating companies and ITC proposed a rate mitigation plan. Under the plan, the Utility operating companies and ITC have offered an initial five-year period of wholesale rate discounts and retail bill credits as follows:

•    EAI customers: $127.5 million

•    EGSL and ELL customers: $101.8 million

•    EMI customers: $70.8 million

•    ENOI customer: $20.0 million

•    ETI customers: $67.0 million

Following the first five years after closing of the transaction, the economic and performance benefits of ITC’s ownership will be measured and verified by an independent auditor to determine if they offset the ownership cost increase resulting from ITC’s weighted average cost of capital. If the benefits do exceed such costs, rate mitigation will cease. If they do not, wholesale rate discounts and retail bill credits will continue until they do.

In addition, the Utility operating companies have offered additional retail bill credits to address the effects of moving to a forward test year:

•    EAI customers: $6.9 million

•    EGSL and ELL customers: $12.6 million

•    EMI customers: $6.7 million

•    ENOI customer: $0.4 million

•    ETI customers: $13.1 million

Lastly, ETI customers will also experience net avoided costs of $10.0 million due to the effects of eliminating transmission cost allocation under the Entergy System Agreement. EGSL and ELL customers will also experience net avoided costs of $16.3 million due to the effects of both eliminating transmission cost allocation under the Entergy System Agreement and moving to MISO’s transmission pricing zone structure.

The total rate mitigation funds for existing Utility operating companies’ customers, wholesale and retail, is $413.4 million plus $39.7 million to address the effects of moving to a forward test year.

Hearings were completed in the PUCT, Missouri PSC and LPSC proceedings in May, June and July, respectively. The ALJs in the PUCT proceeding issued a proposal for decision on July 9, 2013 recommending against approval of the proposed transaction, but noting that if the PUCT approves the transaction, certain conditions should be imposed on ITC and ETI. The proposal for decision did not consider the revised rate mitigation plan proposal outlined above.

Next Steps: An interlocutory appeal is pending at the LPSC with respect to the ALJ’s ruling regarding excluding from evidence the rate mitigation plan proposal outlined above. At the conclusion of the LPSC hearing, the ALJ established a post-hearing procedural schedule that indicates LPSC consideration at the Oct. 16, 2013 B&E meeting instead of the Sept. 18, 2013 meeting in the original schedule. ELL, EGSL and ITC plan to request at the July 31, 2013 B&E meeting that the original consideration date be preserved.

The PUCT is expected to consider ETI’s and ITC’s application at the Aug. 9, 2013 Open Meeting. The jurisdictional deadline for a decision in Texas is Aug. 18, 2013.

The APSC revised the procedural schedule and established additional testimony deadlines. Staff and intervenor supplemental testimony is due Aug. 15, 2013. EAI’s and ITC’s supplemental rebuttal testimony is due Aug. 23, 2013. The deadline for settlement is Aug. 28, 2013. A hearing is scheduled to begin Sept. 4, 2013.

In the MPSC proceeding, a paper hearing is scheduled in August 2013. Rejoinder testimony is due Aug. 12, 2013 in the CCNO proceeding and a hearing is scheduled to commence on Aug. 27, 2013. A decision from the Missouri PSC is pending.

Federal Energy Regulatory Commission

Sections 203, 205 and 305(a) Filings Recent Activity: On June 20, 2013, FERC issued an order approving the Utility operating companies’ and ITC’s Sept. 24, 2012 joint application related to the proposed transaction, subject to the outcome of a hearing or settlement judge procedures on certain rate issues and transaction-related agreements. The hearing is held in abeyance for settlement procedures. The first settlement conference took place in mid-July.

Next Steps: The parties will continue discussions toward reaching settlement of the rate and agreement issues that remain pending. The transaction can close, subject to refund, with these issues pending.

Section 204 Filings Recent Activity: On May 16, 2013, FERC approved Entergy’s applications seeking authorization related to certain debt financings necessary to effectuate the ITC transaction and ITC’s application seeking authorizations related to certain post-closing financings.

Appendix A: Regulatory Summary Table for Spin-Merge of Transmission Business (continued) (see Appendix F for definitions of certain abbreviations or acronyms)
Proceeding	Pending Activities / Events
Internal Revenue Service	Recent Activity: On May 31, 2013, the IRS issued a private letter ruling that certain requirements for the tax-free treatment of the distribution of TransCo have been met.
Nuclear Regulatory Commission	Recent Activity: On May 3, 2013, the NRC approved the license transfer requests and amendments as part of the steps to complete the transaction.
Securities and Exchange Commission

Recent Activity: Entergy filed the Mid South TransCo registration statement on July 24, 2013. The registration statement reflects Entergy’s intent to pursue a combination partial split-off and spin-off prior to the merger of the transmission business with ITC. In a split-off, Entergy shareholders will be offered the opportunity to exchange their Entergy common stock for TransCo common units at a to be determined exchange ratio (as described in the registration statement), subject to an upper limit on the exchange ratio. The terms of the exchange offer (including the number of TransCo units to be offered in the exchange offer, the discount to ITC’s stock price and the upper limit) will be determined immediately prior to the launch of the exchange offer and announced pursuant to a press release. Entergy also retains the option to contribute up to 4.999 percent of ITC shares at closing of the transmission business merger into an exchange trust to offer to exchange for Entergy common stock up to six months after close.

Next Steps: The SEC has 30 days from the filing of the Mid South TransCo registration statement to review and provide comments to Entergy.

Hart-Scott-Rodino Notification	Recent Activity: On Dec. 14, 2012, Entergy and ITC each filed a premerger notification under the HSR Act. The 30-day waiting period required under the HSR Act expired on Jan. 14, 2013.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

F. Definitions

Appendix F provides definitions of certain operational performance measures, as well as GAAP and non-GAAP financial measures, all of which are referenced in this release. Non-GAAP measures are included in this release to provide metrics that remove the effect of financial events that are not routine, from commonly used financial metrics.

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms (continued)

Abbreviations or Acronyms

ALJ	Administrative Law Judge

ANO	Arkansas Nuclear One nuclear power plant

APSC	Arkansas Public Service Commission

B&E	LPSC Business and Executive session

CCGT	Combined cycle gas turbine power plant

CCNO	Council of the City of New Orleans

CT	Central time

DOE	U.S. Department of Energy

EAI	Entergy Arkansas, Inc.

EGSL	Entergy Gulf States Louisiana, L.L.C.

ELL	Entergy Louisiana, LLC

EMI	Entergy Mississippi, Inc.

ENOI	Entergy New Orleans, Inc.

ETI	Entergy Texas, Inc.

EWC	Entergy Wholesale Commodities

FERC	Federal Energy Regulatory Commission

FRP	Formula rate plan

GAAP	Generally accepted accounting principles

HCM	Human Capital Management strategic imperative

HSR	Hart-Scott-Rodino Antitrust Improvements Act

ICAP	Installed capacity

IPEC	Indian Point Energy Center

IRS	Internal Revenue Service

ISO	Independent system operator

ITC	ITC Holdings Corp.

LNG	Liquefied natural gas

LPSC	Louisiana Public Service Commission

MISO	Midcontinent Independent System Operator, Inc.

MPSC	Mississippi Public Service Commission

NRC	Nuclear Regulatory Commission

NYISO	New York Independent System Operator

NYPA	New York Power Authority

OATT	FERC-jurisdictional Open Access Transmission Tariff

PPA	Power purchase agreement

PSC	Public Service Commission

PUCT	Public Utility Commission of Texas

RISEC	Rhode Island State Energy Center

ROE	Return on equity

ROIC	Return on invested capital

RTO	Regional transmission organization

SEC	U.S. Securities and Exchange Commission

SERI	System Energy Resources, Inc., whose principal assets consists of ownership interest and leasehold interest in Grand Gulf Nuclear Station

TransCo	Mid South TransCo LLC, a wholly owned subsidiary of Entergy Corp. that will become the holding company for Entergy’s transmission business prior to the close of the merger with ITC

*****************************************************************************************************************************

In this news release, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2012, (ii) Entergy’s Form 10-Q for the quarter ended March 31, 2013 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals.